SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Vocus, Inc.

(Name of Subject Company (Issuer))

GTCR Valor Merger Sub, Inc.

GTCR Valor Companies, Inc.

(Names of Filing Persons (Offerors))

GTCR Valor Holdings, Inc.

Canyon Companies S.à r.l.

Canyon Investments S.à r.l.

Canyon Holdings S.à r.l.

GTCR Canyon Holdings Cayman LP

GTCR Canyon Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

(Names of Filing Persons (other persons))

Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

92858J108

(CUSIP Number of Class of Securities)

Christian B. McGrath

GTCR Valor Companies, Inc.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Tel: (212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$449,648,928	$57,914.78

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 24,980,496 shares of common stock, par value $0.01 per share, of Vocus, Inc., and the associated preferred share purchase rights, at a purchase price of $18.00 per share. Such number of shares consists of (i) 21,619,289 shares of common stock issued and outstanding as of April 15, 2014 (including 1,143,268 restricted shares), and (ii) 3,361,207 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units to acquire shares of Vocus, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001288 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,914.78	Filing Party: GTCR Valor Merger Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: April 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on April 18, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed on May 1, 2014, Amendment No. 2 filed on May 7, 2014, and this Amendment, the “Schedule TO”), which relates to the offer by GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value (collectively, the “Shares”), of Vocus, Inc., a Delaware corporation, at a purchase price of $18.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) respectively. This Amendment is being filed on behalf of Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Amendment to the Schedule TO

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“On May 7, 2014, counsel for the plaintiffs and counsel for the defendants regarding the Complaint participated in a teleconference before the Hon. J. Travis Laster in the Delaware Court of Chancery. Counsel presented arguments with respect to a motion brought by the plaintiffs for expedited discovery proceedings. Vice Chancellor Laster granted limited expedited discovery and scheduled a preliminary injunction hearing for May 15, 2014.

On May 7, 2014, Canyon Investments formed Canyon Companies S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Companies”), with Canyon Investments as the sole shareholder of Canyon Companies. Also on May 7, 2014, Canyon Investments contributed all of the equity interests in Holdings to Canyon Companies, making Canyon Companies the sole shareholder of Holdings.”

Amendments to the Offer to Purchase

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the third paragraph under the caption “Section 9. Certain Information Concerning Parent and the Purchaser” on pages 21 and 22 of the Offer to Purchase as follows:

Holdings is controlled by Canyon Companies S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Companies”), by virtue of it being the sole shareholder of Holdings. Canyon Companies is controlled by Canyon Investments S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Investments”), by virtue of it being the sole shareholder of Canyon Companies. Canyon Investments is controlled by Canyon Holdings S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Investments. Canyon Holdings is controlled by GTCR Canyon Holdings Cayman LP, a Cayman Islands exempted limited partnership (“GTCR Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Holdings. GTCR Canyon Holdings is controlled by GTCR Canyon Partners, Ltd., a Cayman Islands limited company (“Canyon Partners”), by virtue of it being the general partner of GTCR Canyon Holdings. Canyon Partners is controlled by GTCR Investment X AIV Ltd., a Cayman Islands limited company (“Investment X AIV”), by virtue of it being the sole stockholder of Canyon Partners. GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”) and GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership (“Fund X/C AIV” and, together with Fund X/A AIV, the “Fund X AIVs”), hold substantially all the limited partnership interests in GTCR Canyon Holdings. The Fund X AIVs are controlled by GTCR Partners X/A&C AIV LP, a Cayman Islands exempted limited partnership (“Partners X AIV”), by virtue of it being the general partner of each of the Fund X AIVs. Partners X AIV is controlled by Investment X AIV, by virtue of it being the general partner of Partners X AIV. Canyon Companies, Canyon Investments, Canyon Holdings, GTCR Canyon Holdings, Canyon Partners, the Fund X AIVs, Partners X AIV, and Investment X AIV are referred to herein individually as “Sponsor” and collectively as the “Sponsors.” Fund X/A AIV has provided to Parent an equity commitment equal to $250 million (subject to adjustments as described in the Equity Commitment Letter). See Section 13—“The Merger Agreement; Other Agreements.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending Schedule I to the Offer to Purchase by amending and restating the first paragraph of Section 1 thereunder as follows:

Parent is controlled by GTCR Valor Holdings, Inc., a Delaware corporation (“Holdings”), by virtue of it being the sole stockholder of Parent. Holdings is controlled by Canyon Companies S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Companies”), by virtue of it being the sole stockholder of Holdings.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending Schedule I to the Offer to Purchase by amending and restating Section 2 thereunder as follows:

2. Canyon Companies

Canyon Companies is controlled by Canyon Investments S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Investments”), by virtue of it being the sole shareholder of Canyon Companies. Canyon Investments is controlled by Canyon Holdings S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Investments. Canyon Holdings is controlled by GTCR Canyon Holdings Cayman LP, a Cayman Islands exempted limited partnership (“GTCR Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Holdings.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managers of Canyon Companies, Canyon Investments, and Canyon Holdings are set forth below. Canyon Companies, Canyon Holdings, and Canyon Investments have no officers. The business address and phone number of the Class A managers is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All Class A managers listed below are citizens of the United States. The business address and phone number of the Class B managers is 6D, route de Treves, L-2633 Senningerberg, Luxembourg, +352 26 68 62 1. Mr. Lundin is a citizen of Sweden, Mr. Carroll is a citizen of Ireland, and Mr. Bradfer is a citizen of Belgium.

Class A Managers

Name	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Christian B. McGrath	General Counsel of GTCR LLC
Jeffrey S. Wright	Associate General Counsel of GTCR LLC*

*	Prior to October 17, 2010, Mr. Wright was an attorney at Winston & Strawn LLP.

Class B Managers

Name	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Peter Lundin	Vice President of MaplesFS (Luxembourg) S.A.
Ronan Carroll	Senior Vice President of MaplesFS (Luxembourg) S.A.*
Cedric Bradfer	Senior Vice President of MaplesFS (Luxembourg) S.A.**

*	Prior to August 16, 2010, Mr. Carroll was a Director at NEA Kerry.
**	Prior to November 1, 2010, Mr. Bradfer was a Team Manager at Intertrust Luxembourg S.A.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2014

GTCR Valor Merger Sub, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Companies, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Holdings, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

Canyon Companies S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

Canyon Investments S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

Canyon Holdings S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

GTCR Canyon Holdings Cayman LP

By: GTCR Canyon Partners, Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Canyon Partners, Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/A AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/C AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

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